FORM 6-K

                    UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C. 20549

                 -----------------

             REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 or 15d-16 OF
          THE SECURITIES EXCHANGE ACT OF 1934
               FOR March 10, 2006

        DYNAMOTIVE ENERGY SYSTEMS CORPORATION
(Exact name of Registrant as specified in its charter)

                   -----------------


              Suite 230-1700 West 75th Avenue
                   Vancouver, BC
                   Canada V6P 6G2
                   (604) 267-6000
           (Address of principal executive offices)

                  -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

               FORM 20-F  X    FORM 40-F
                    ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    YES         NO  X
                     ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable













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FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      March 9, 2006

3.    Press Release
      -------------

      March 9, 2006

4.    Summary of Material Change
      --------------------------

Vancouver, B.C. DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it has signed a memorandum for the establishment of a Joint Venture in Europe with Consensus Business Group. The Joint Venture aims at accelerating development and European rollout and better servicing the European operations of the Company. The European headquarters will be based in the Consensus Park lane offices in London.

DynaMotive has several projects in various stages of development in Europe, including but not limited to, opportunities in Ukraine, Latvia, Bulgaria, Switzerland and Germany. These projects include the development of energy crops, electricity generation, bio fuel production and development of second generation fuels from bio mass through reforming of bio oil to syngas and synthetic fuels.

The Joint Venture will be owned 80% by DynaMotive and 20% by Consensus although the parties will establish profit sharing arrangements based on a jointly developed business plan involving a Consensus affiliate CO2, which deals in environmental technologies and transactions. Related terms include:

- Consensus will have the right of first refusal to provide funding (both debt and / or equity) to DynaMotive?s European business roll out as well as for offset obligation credits.

- Consensus and DynaMotive will cooperate to establish a strategy for and management of green house gas emissions. (which may include green certification and trading)

- DynaMotive will facilitate Consensus financing of plant rollout through the transfer of technologies and know-how.

Commenting on the Joint Venture development Mr. Vincent Tchenguiz, Chairman of Consensus Business Group said, ?Consensus Business Group is in a unique position to enhance the activities of DynaMotive in Europe through its extensive network and its capacity to create synergistic relationships. The European market presents significant opportunities for rapid deployment of DynaMotive technology; we intend to provide the newly formed joint venture the tools and reach to maximize market penetration and create significant deal flow.



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5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

Andrew Kingston
President & CEO
6876 Churchill Street
Vancouver, BC V6P 5B3
(604) 267-6013

9.    Statement of Senior Officer
      ---------------------------

The foregoing accurately discloses the material change referred to herein.

             DATED at Vancouver, B.C. as of the 9th day of March 2006.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                       (signed)       Andrew Kingston
                                     -----------------
                                     Andrew Kingston
                                     President & CEO



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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION         News Release: March 9, 2006


DynaMotive Forms European Joint Venture with Consensus Business Group Financing of European Venture Secured

Vancouver, B.C. DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today that it has signed a memorandum for the establishment of a Joint Venture in Europe with Consensus Business Group. The Joint Venture aims at accelerating development and European rollout and better servicing the European operations of the Company. The European headquarters will be based in the Consensus Park lane offices in London.

DynaMotive has several projects in various stages of development in Europe, including but not limited to, opportunities in Ukraine, Latvia, Bulgaria, Switzerland and Germany. These projects include the development of energy crops, electricity generation, bio fuel production and development of second generation fuels from bio mass through reforming of bio oil to syngas and synthetic fuels.

The Joint Venture will be owned 80% by DynaMotive and 20% by Consensus although the parties will establish profit sharing arrangements based on a jointly developed business plan involving a Consensus affiliate CO2, which deals in environmental technologies and transactions. Related terms include:

- Consensus will have the right of first refusal to provide funding (both debt and / or equity) to DynaMotive?s European business roll out as well as for offset obligation credits.

- Consensus and DynaMotive will cooperate to establish a strategy for and management of green house gas emissions. (which may include green certification and trading)

- DynaMotive will facilitate Consensus financing of plant rollout through the transfer of technologies and know-how.

Commenting on the Joint Venture development Mr. Vincent Tchenguiz, Chairman of Consensus Business Group said, ?Consensus Business Group is in a unique position to enhance the activities of DynaMotive in Europe through its extensive network and its capacity to create synergistic relationships. The European market presents significant opportunities for rapid deployment of DynaMotive technology; we intend to provide the newly formed joint venture the tools and reach to maximize market penetration and create significant deal flow.

DynaMotive's market penetration strategy is based on two key premises, technology platform and strategic relationships to leverage opportunities. Said Andrew Kingston, President and CEO of DynaMotive,. ?Having proven our technology and demonstrated it at commercial level, we must now move to aggressively capture market share in key markets. This transaction with Consensus in Europe is another example of its application. It provides us with an immediate platform with proven track record, market reach and strong financial capabilities to execute our plans. We are very pleased to announce this development and would like to thank Mr. Tchenguiz for his support in this venture.

Investment will be made by Consensus into DynaMotive so that it can fund its share of activities with the investment funds directed to the Joint Venture?s European operations over the next two years. The funding will be for $2 million in each of 2006 and 2007. The investment will be made in DynaMotive common shares (plus 25% warrant coverage) priced at a 15% discount to market based on 15 day closing average. The discount reflects the restricted nature of these securities which will be issued without registration under the Securities Act of 1933.

The foregoing transactions are reflected in a written memorandum. However, closing is subject to negotiation and execution of definitive agreements expected to occur in the second quarter. CBG has under the terms of the memorandum completed an initial investment of $ 250,000.- with the balance to be completed upon execution of definitive agreements.

About DynaMotive

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive?s technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.


For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000            Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005
Email: info@dynamotive.com          Website: www.dynamotive.com


Forward Looking Statement
Statements in this news release concerning the company?s business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are ?forward-looking statements?. Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company?s ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company?s disclosure filings with the Securities and Exchange Commission.


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